                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               ---------------

                                  FORM 11-K


(x)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934


         For the fiscal year ended December 31, 2002

                                     OR


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the transition period from ______________to_______________


         Commission file number 1-5674


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                          THE ANGELICA CORPORATION
                           RETIREMENT SAVINGS PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            ANGELICA CORPORATION
                          424 South Woods Mill Road
                      Chesterfield, Missouri 63017-3406

                          THE ANGELICA CORPORATION
                           RETIREMENT SAVINGS PLAN

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


                                                                       Page
                                                                       ----

Independent Auditors' Report                                            5

Statement of Net Assets Available for                                   6
Plan Benefits - December 31, 2002 and 2001

Statement of Changes in Net Assets                                      7
Available for Plan Benefits for the
Years Ended December 31, 2002 and 2001

Notes to Financial Statements                                           8-10

Supplemental Schedule                                                   11

THE ANGELICA CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements as of
December 31, 2002 and 2001 and for the
Year Ended December 31, 2002 and
Supplemental Schedule as of
December 31, 2002 and
Independent Auditors' Report

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

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------




INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits as of December 31,
    2002 and 2001

  Statements of Changes in Net Assets Available for Plan Benefits for the
    Year Ended December 31, 2002

  Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:

  Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets Held for
    Investment Purposes at the End of the Year

Certain supplemental schedules required by Rules and Regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Angelica Corporation:

We have audited the accompanying statements of net assets available for plan benefits of The Angelica Corporation Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

June 6, 2003

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

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------------------------

                                                             2002                    2001

ASSETS:
  Investments, at fair value                            $  31,311,280           $  38,426,105
  Other assets:
    Participant contributions receivable                       70,549                  93,521
    Employer contributions receivable                          15,608                  20,841
    Interest receivable                                         7,656                   7,366
    Cash                                                       14,055                  49,574
                                                        -------------           -------------

           Total assets                                    31,419,148              38,597,407

LIABILITIES--Refundable participant contributions              24,059                 131,076
                                                        -------------           -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $  31,395,089           $  38,466,331
                                                        =============           =============


See notes to financial statements.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------------------------

                                                              2002                   2001

ADDITIONS:
  Participant contributions                             $   2,393,750           $   2,499,916
  Employer contributions                                      532,238                 598,873
  Participant rollover contributions                            1,279                  77,555
  Net appreciation in fair value of investments                   -                 1,201,796
  Interest and dividend income                                125,352                 169,246
  Other additions                                               7,253                     -
                                                        -------------           -------------

           Total additions                                  3,059,872               4,547,386
                                                        -------------           -------------

DEDUCTIONS:
  Participant withdrawals                                   9,526,051               4,176,094
  Net depreciation in fair value of investments               605,063                     -
  Other deductions                                                -                    11,920
                                                        -------------           -------------

           Total deductions                                10,131,114               4,188,014
                                                        -------------           -------------

NET (DECREASE) INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                                   (7,071,242)                359,372

NET ASSETS AVAILABLE FOR PLAN BENEFITS--
  Beginning of year                                        38,466,331              38,106,959
                                                        -------------           -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS--
  End of year                                           $  31,395,089           $  38,466,331
                                                        =============           =============


See notes to financial statements.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
-----------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of The Angelica Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan documents.

      GENERAL--The Plan, as amended and restated, was adopted by the Board of Directors of Angelica Corporation (the "Company") to provide participants an opportunity to defer portions of their earnings so as to provide supplementary retirement income and a measure of economic security. The Company is the Plan Administrator and the assets of the Plan are held in trust by UMB Bank (the "Trustee").

      ELIGIBLE PARTICIPANTS--The participating employers in the Plan are the Company and its subsidiaries. All full-time employees who are residents of the United States and who have either (i) completed six months of service with the Company and are age 21 or older or (ii) completed two years of service, are eligible to participate in the Plan, except for certain classifications of employees who are excluded from plan eligibility (as defined by the Plan).

      CONTRIBUTIONS--Eligible employees may contribute up to 12% of their annual compensation to the Plan through payroll deferrals. For each plan year beginning on and after January 1, 2000, the Company provides a matching contribution in an amount equal to 30% of the deferred amount up to, but not exceeding a deferred amount equal to 6% of annual compensation.

      PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING--The salary deferral and Company matching contributions of each participant's account and earnings thereon are fully vested and nonforfeitable at all times.

      BENEFITS--Participants are entitled to receive the balance of their accounts upon death, total disability, retirement or termination of employment, or upon request after reaching age 59-1/2. Participants who have suffered a hardship (as defined by the Internal Revenue Service and the Plan) may also withdraw all or any portion of their account balances. Benefits are recorded upon distribution.

      LOAN PROVISION--The Plan allows participants to borrow from their accounts, subject to certain limitations. Loans bear interest at the prime rate plus 1/2% at the time the loan was made. All loans are secured by the participant's account and are repayable in installments by payroll deductions.

      INVESTMENT PROGRAMS--Upon enrollment or re-enrollment, each participant shall direct that his or her contributions be invested in one or more of the investment options below in any increment amount as long as their total increments equal 100%. Such direction may be revised by participants on a monthly basis. The investment programs of the Plan are as follows:

         Company Stock Fund--This fund is invested in Angelica Corporation Common Stock.

         Mutual Fund--Each participant may choose to invest in the American Balanced Fund, the EuroPacific Growth Fund, the Federated Max Cap Fund, the Fidelity Aggressive Growth Fund, the Managers Special Equity Fund and/or the Washington Mutual Investors Fund.

         Corporate Bond Fund--This fund is invested in the Fidelity Advisor Strategic Income Fund.

         Interest Income Fund--This fund is invested in group annuity contracts with the Federated Capital Preservation Fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The financial statements of the Plan are maintained on an accrual basis. The Plan's investments are stated at fair value, as determined by the Trustee, based on publicly stated price information. The average cost method is used to determine the cost of securities sold. Investments in group annuity contracts are stated at contract value, which approximates fair value.

      ADMINISTRATIVE EXPENSES--Costs of administering the Plan are generally borne by the Company and are not charged to the Plan.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

      The Plan invests in various securities that, in general, are exposed to various risks, such as interest rate, credit and small market volatility. Due to the level of risk associated with certain investment securities it is reasonably possible that change in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      RECLASSIFICATIONS--Certain reclassifications have been made to conform the prior year amounts to the current year presentation.

3.    INVESTMENTS

      The Trustee of the Plan holds the Plan's investments and executes transactions therein.

      The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001, are as follows:

                                                                       2002                    2001

         American Balanced Fund                                   $  2,159,668            $  2,209,344
         Washington Mutual Investors Fund                            7,871,116              11,859,923
         Federated Capital Preservation Fund                        17,165,822              19,098,035

      During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                             2002                    2001

Mutual funds                                           $  (1,369,255)            $  1,028,204
Common stock                                                 764,192                  173,592
                                                       -------------             ------------

                                                       $    (605,063)            $  1,201,796
                                                       =============             ============


4.    INCOME TAX STATUS

      The Company has received a determination letter dated June 17, 2002, from the Internal Revenue Service stating that the Plan qualifies under the Internal Revenue Code; as such, the Plan is exempt from federal income tax, and amounts contributed by the Company and its employees are not taxable to the participants until distributions from the Plan are made.

5.    TERMINATION OF THE PLAN

      The Company reserves the right to terminate its participation in the Plan, although it has not expressed any intent to do so.

6.    RELATED PARTY TRANSACTIONS

      Money market shares are held by UMB Bank. UMB Bank is the trustee of the Plan assets, therefore, transactions involving these funds qualify as party-in-interest.

      Because of its affiliation with the Plan, transactions involving the Angelica Corporation Stock fund qualifies as party-in-interest.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for plan benefits from the financial statements to Form 5500 for the years ended December 31, 2002 and 2001:

                                                                                    2002           2001

        Net assets available for plan benefits per the financial statements     $ 31,395,089   $ 38,466,331
        Liability for refundable participant contributions recorded in the            24,059        131,076
          financial statements and not in the Form 5500
        Benefit claims payable recorded in the Form 5500 and not in the
          financial statements                                                          (847)           -
        Other items recorded in the Form 5500 and not in the
          financial statements                                                           -           15,557
                                                                                ------------   ------------

        Net assets available for plan benefits per the Form 5500                $ 31,418,301   $ 38,612,964
                                                                                ============   ============


                                 * * * * * *

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AT THE END OF THE YEAR
DECEMBER 31, 2002
-------------------------------------------------------------------------------------------------------


                                                                        NUMBER OF
                                                                        SHARES OR
            IDENTITY OF ISSUE, BORROWER,                                PRINCIPAL       FAIR
              LESSOR, OR SIMILAR PARTY                                    AMOUNT        VALUE

COMPANY STOCK FUND--Angelica Corporation Common Stock*                     64,446   $  1,330,807
                                                                                    ------------

CORPORATE BOND FUND--Fidelity Advisor Strategic Income Fund                19,160        197,925
                                                                                    ------------

MUTUAL FUNDS:
  American Balanced Fund                                                  149,769      2,159,668
  Washington Mutual Investors Fund                                        334,799      7,871,116
  EuroPacific Growth Fund                                                  19,643        451,206
  Federated Max Cap Fund                                                   36,796        654,599
  Fidelity Aggressive Growth Fund                                          16,359        183,059
  Managers Special Equity Fund                                              4,219        232,384
                                                                                    ------------

                                                                                      11,552,032
                                                                                    ------------

INTEREST INCOME FUNDS:
  Federated Capital Preservation Fund                                   1,716,582     17,165,822
  Loans to participants, interest rates ranging from 4.75% to 10%*      1,064,668      1,064,668
  UMB Money Market*                                                            26             26
                                                                                    ------------

                                                                                      18,230,516
                                                                                    ------------

TOTAL INVESTMENTS                                                                   $ 31,311,280
                                                                                    ============

*Represents a party-in-interest to the Plan.

                                  SIGNATURE
                                  ---------


         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  THE ANGELICA CORPORATION
                                  RETIREMENT SAVINGS PLAN
                                  -----------------------
                                        (Registrant)

                                  By: /s/ T. M. Armstrong
                                     -----------------------------------------
                                     T. M. Armstrong, Member of the Committee
                                     under the Angelica Corporation Retirement
                                     Savings Plan

                                  By: /s/ Melva Ruff Pete
                                     -----------------------------------------
                                     Melva Ruff Pete, Member of the Committee
                                     under the Angelica Corporation Retirement
                                     Savings Plan

July 14, 2003

                                EXHIBIT INDEX



Exhibit No.                Description
-----------                -----------

   23                      Independent Auditors' Consent